September 6, 2023

Deborah O’Neal

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Johnson Mutual Funds Trust; File Nos. 811-02754, 033-52970

Dear Ms. O’Neal:

On June 22, 2023, Johnson Mutual Funds Trust (the “Trust” or “Registrant”) filed a post-effective amendment to its Registration Statement under Form N-1 pursuant to the Investment Company Act of 1940 with respect to the Johnson Institutional Core Bond Fund, Johnson Equity Income Fund and Johnson Opportunity Fund (each a “Fund,” and together the “Funds”).

The Trust has revised the disclosure in the Funds’ prospectus, statement of additional information, and Part C in response to comments given by you via telephone to Matthew Tobin on August 9, 2023. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. Please apply comments to other applicable disclosures as needed.

Response: The revisions will be applied as needed throughout the amendment.

Comment 2. Please include a cover letter and contact information.

Response: A cover letter will be provided in the subsequent amendment filing.

Comment 3. Under the Principal Investment Strategy, please clarify that the Funds will be investing in U.S. securities only and not foreign funds.

Response: The following change will be made to the Principal Investment Strategy of the Opportunity Fund:

The Fund invests primarily in equity securities of small and medium sized U.S. companies (those with a market capitalization below $20 billion) that its Adviser believes offer opportunities for capital growth.

Comment 4. On page 12 the disclosure states 1% fees for each fund but the fee table states 75 and 90 basis points for the Equity Income and Opportunity Fund, respectively. Please modify to reflect the correct fee.

Response: The Registrant notes that the disclosure on page 12 is accurate as that was what was received by the Adviser for the fiscal year ended December 31, 2022. The Registrant has added the following disclosure under the section entitled “Management”:

Pursuant to an advisory agreement between the Fund and the Adviser, the Adviser is entitled to receive, on a monthly basis, an annual advisory fee equal to 0.75 and 0.90% of the Johnson Equity Income Fund’s and Johnson Opportunity Fund’s average daily net assets, respectively.

Comment 5. Under Financial Highlights, please include the Financial Highlights.

Response: The financial highlights for each Fund have been added.

Comment 6. For the Institutional Core Bond Fund Fee Table, please include a statement that the fee waiver will be in place for at least one year. Alternatively, if the fee waiver will not be in place at least one year, please place the fee waiver information somewhere other than the Fee Table.

Response: The following disclosure in the footnote has been revised as follows:

Effective May 1, 2023, the Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Core Bond Fund, at least through April 30, 2025, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2025. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2025 for the Class F Shares.

Comment 7. On pages 16 and 19 of the SAI (and anywhere else in the document as necessary), if the AFFE is not included as a fund expense covered by the management fee, please then state that the Fund may also incur AFFE.

Response: The requested revision has been made.

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If you have any questions or additional comments, please call the undersigned at 216.566.5706.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla